Exhibit 11

CRANE CO. AND SUBSIDIARIES

Exhibit 11 to FORM 10-K

Annual Report for the Year Ended December 31, 2005

Computation of Net Income Per Share

(In Thousands, Except Per Share Data)

	2005	2004	2003	2002	2001
Basic
Net income (loss) before cumulative effect of a change in accounting principle	$136,037	$(105,421)	$104,303	$16,628	$88,620
Cumulative effect of a change in accounting principle	—	—	—	(28,076)	—

Net income (loss)	$136,037	$(105,421)	$104,303	$(11,448)	$88,620

Net income (loss) before cumulative effect of a change in accounting principle	$2.27	$(1.78)	$1.76	$0.28	$1.48
Cumulative effect of a change in accounting principle	—	—	—	(0.47)	—

Net income (loss) per share	$2.27	$(1.78)	$1.76	$(0.19)	$1.48

Weighted average number of basic shares	59,816	59,251	59,394	59,728	59,825

Diluted
Net income (loss) before cumulative effect of a change in accounting principle	$136,037	$(105,421)	$104,303	$16,628	$88,620
Cumulative effect of a change in accounting principle	—	—	—	(28,076)	—

Net income (loss)	$136,037	$(105,421)	$104,303	$(11,448)	$88,620

Net income (loss) before cumulative effect of a change in accounting principle	$2.25	$(1.78)	$1.75	$0.28	$1.47
Cumulative effect of a change in accounting principle	—	—	—	(0.47)	—

Net income (loss) per share	$2.25	$(1.78)	$1.75	$(0.19)	$1.47

Weighted average number of basic shares	59,816	59,251	59,394	59,728	59,825

Add:
Adjustment to basic shares for dilutive stock options *	597	—	322	—	530

Weighted average number of diluted shares	60,413	59,251	59,716	59,728	60,355

*	For the years ended 2004 and 2002, 735,000 shares and 318,000 shares, respectively, attributable to the exercise of outstanding options were excluded from the calculation of diluted earnings per share because the effect was anti-dilutive.